================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                 ---------------

[x]  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the Fiscal Year Ended December 31, 1996

                                      OR

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

 For the transition period from                                 to

 Commission file number 1-06590


 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            Cox Communications, Inc.
                           Savings and Investment Plan

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                            Cox Communications, Inc.
                              1400 Lake Hearn Drive
                             Atlanta, Georgia 30319


================================================================================

                                                                            Page

ITEMS 1 AND 2

FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT                                                  3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996 AND 1995
   AND FOR THE YEAR ENDED DECEMBER 31, 1996 AND FOR
   THE PERIOD FROM FEBRUARY 1, 1995 (INCEPTION)
   TO DECEMBER 31, 1995:

   Statements of Net Assets Available for Benefits                            4

   Statements of Changes in Net Assets Available for Benefits                 5

   Notes to Financial Statements                                              6

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
   YEAR ENDED DECEMBER 31, 1996:

   Item 27a - Schedule of Assets Held for Investment Purposes                12

   Item 27d - Schedule of Reportable Transactions                            13


Schedules required under the Employee Retirement Income Security
Act of 1974,other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Signature                                                                    14

EXHIBIT

23 Consent of Deloitte & Touche LLP                                          15

INDEPENDENT AUDITORS' REPORT


Cox Communications, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Cox Communications, Inc. Savings and Investment Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the year ended December 31, 1996 and the period from February 1, 1995 (inception) to December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 and the period from February 1, 1995 (inception) to December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
May 2, 1997

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------


                                                 1996                1995
INVESTMENTS - At fair value                $  105,815,513      $  17,611,297

EMPLOYEE CONTRIBUTIONS RECEIVABLE                 471,526            157,414

EMPLOYER CONTRIBUTION RECEIVABLE                  186,267             69,263

TRANSFER RECEIVABLE FROM OTHER PLANS                              61,288,882
                                           --------------      -------------
NET ASSETS AVAILABLE FOR BENEFITS          $  106,473,306      $  79,126,856
                                           ==============      =============

See notes to financial statements.

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996 AND PERIOD FROM FEBRUARY 1, 1995
(INCEPTION) TO DECEMBER 31, 1995
--------------------------------------------------------------------------------


                                                                   1996                1995
NET ASSETS AVAILABLE FOR BENEFITS - Beginning of period      $  79,126,856      $       -

ADDITIONS (DEDUCTIONS):
  Employee contributions                                        11,574,653         3,409,904
  Employer contributions                                         4,518,442         1,506,660
  Interest and dividends                                         6,802,958           212,696
  Net appreciation in fair value of investments                  7,854,290            24,341
  Transfers from other plans                                     3,377,372        74,521,655
  Distributions to participants                                 (6,781,265)         (548,400)
                                                             -------------      ------------


NET ASSETS AVAILABLE FOR BENEFITS - End of period            $ 106,473,306      $ 79,126,856
                                                             =============      ============

See notes to financial statements.

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1996 AND 1995 AND THE
YEAR ENDED DECEMBER 31, 1996 AND THE PERIOD
FROM FEBRUARY 1, 1995 (INCEPTION) TO DECEMBER 31, 1995
--------------------------------------------------------------------------------


1.   PLAN DESCRIPTION

     The following brief description of the Cox Communications, Inc. Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

     General - The Plan was adopted by Cox Communications, Inc. (the "Company") effective February 1, 1995 to provide tax deferred savings and matching employer contributions to eligible employees.

     The Plan is a defined contribution plan subject to the provisions of ERISA. Employees are eligible for participation in the Plan after completing one year of service.

     Administration - The Plan is administered by the Company's Management Committee which is responsible for overall Plan policy and the Administrative Committee which is responsible for the daily operations of the Plan. The Administrative Committee is authorized to employ agents, etc., as may be required, to carry out the provisions of the Plan. Administrative expenses are charged to and paid directly by the Company. Effective December 29, 1995, the Plan changed its trustee from Bank of America to Vanguard.

     Contributions - Effective July 1, 1995, all eligible participants could elect to contribute, through a payroll deduction program, an amount ranging from 1% to 15% of eligible pay up to a maximum of $9,240 in 1995 and $9,500 in 1996. Prior to July 1, 1995, contributions of former Times Mirror employees were limited to 12% of eligible pay. The Company contributes an amount equal to 50% of each participant's contribution, not to exceed 6% of the participant's eligible pay. Participants are automatically vested in both their employee and employer contribution accounts upon joining the Plan.

     Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

     Distributions - Upon written request and approval of the Committee, participants may withdraw amounts as specified in the Plan Document from their employee contribution account if the withdrawal is necessary due to hardship.

     A participant's contributions and employer matching contributions may be withdrawn upon retirement, termination of employment, or death.

     Investment Options - During 1996, a participant could direct the investment of his or her account balance, including the employer match, in any of the following Vanguard managed funds: Wellington Fund, Windsor Fund, W. L. Morgan Growth Fund, Federal Fund, Short-term Corporate Bond Fund, Intermediate Term Corporate Bond Fund, International Growth Fund, Index-Trust Stock Market Fund, and the Cox Communications Class A Common Stock Fund. Certain former Times Mirror employees may also own interests in the Series A, Series B, or Series C Times Mirror Stock Fund, however, contributions to these funds are no longer allowed. Prior to the plan changing its trustee to Vanguard in 1995, a participant could direct the investment of his or her account balance, including the employer match, in any of the following four investment options: Bank of America Money Market Fund, Bank of America Balanced Fund, Bank of America Global Fund, and Bank of America Equity Fund.

     Loans - Plan participants are eligible to apply for loans from their employee contribution account. The loan amount may not exceed certain limits as outlined in the Plan provisions. Interest is charged at the prime interest rate as indicated in the Wall Street Journal. Loans are secured by the account balance of the participant and are generally payable over periods not longer than five years, except for home loans which may not exceed 15 years.

2.   ACCOUNTING POLICIES

     Basis of Accounting - The accounts of the Plan are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

     Valuation of Investments - Values for securities are based on the quoted net asset value (redemption value) of the respective investment company; collective investment funds are valued at their contract values. Values for company stock funds are based on their unit closing prices. Participant loans are valued based upon the remaining unpaid principal balance plus any accrued but unpaid interest thereon.

     Payments of Benefits - Benefit payments to participants are recorded upon distribution.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

     Reclassifications - Certain amounts in the 1995 financial statements have been reclassified for comparative purposes.

3.   TRANSFERS RECEIVABLE

     The transfers receivable of $61,288,882 at December 31, 1995 represent assets, including investment earnings, of employees of the Company which were included in a similar plan of the Company's parent, Cox Enterprises, Inc. until February 1, 1996 as well as the remaining assets from the Times Mirror plan that were not transferred until 1996. Certain employees of Times Mirror currently participate in the Plan as a result of the merger of Times Mirror into the Company. This amount, together with amounts resulting from the Company's acquisition and disposition activity during the year, were transferred into the Plan during 1996.

4.   SEPARATE FUND INFORMATION

     Significant components of the changes in net assets for the year ended December 31, 1996 and the period from February 1, 1995 (inception) to December 31, 1995 as allocated to the separate investment funds are as follows:


                                         Cox
                                    Communications       Times          Times          Times
                                       Class A          Mirror          Mirror         Mirror
                                        Common           Stock          Stock          Stock         Vanguard        Vanguard
                                        Stock          Series A        Series B       Series C      Wellington        Windsor
              1996                       Fund            Fund            Fund           Fund           Fund            Fund
Employee contributions              $   517,262                                                    $  1,614,691   $  3,710,874

Employer contributions                  204,527                                                       1,484,941        905,264

Interest and dividends                                $   40,156    $    18,966       $  2,045        1,387,052      2,527,538

Net appreciation (depreciation)
 in fair value of investments           735,174        1,809,037         25,989         89,918          811,044      2,103,636

Distributions to participants          (264,303)        (595,158)       (32,497)       (43,932)      (1,014,670)      (951,121)

Transfer from (to) other plans          329,236         (142,776)       (16,752)        (8,202)      11,431,878     18,107,215



                                                                                     Vanguard                       Vanguard
                                      Vanguard        Vanguard        Vanguard     Intermediate-     Vanguard    Index Trust -
                                    W. L. Morgan    Money Market     Short-Term        Term       International   Total Stock
                                       Growth       Trust-Federal    Corporate       Corporate        Growth         Market
              1996                      Fund          Portfolio         Bond           Bond         Portfolio      Portfolio

Employee contributions             $  2,155,676       $  762,432   $   1,046,283    $   169,581    $   542,449     $  583,880

Employer contributions                  576,697          187,533         477,403         69,378        203,950        222,481

Interest and dividends                1,197,949          470,237         416,022         17,134        196,411        209,453

Net appreciation (depreciation)
 in fair value of investments           647,231               17        (124,234)        (1,712)       388,595      1,369,595

Distributions to participants          (445,872)      (1,066,533)       (428,836)       (13,241)      (569,589)    (1,096,708)

Transfer from (to) other plans        8,245,071        7,079,786       7,086,036        137,706      1,079,848      8,394,097

                                            Bank of
                                            America     Vanguard       Bank of
                                             Money        VMMR         America       Vanguard
                                            Market      Federal       Balanced      Wellington
                  1995                       Fund         Fund          Fund           Fund
Employee contributions                    $ 921,121                 $   548,825

Employer contributions                      413,612                     243,583

Interest and dividends                       31,927                      40,097

Net appreciation (depreciation) in
  fair value of investments                                              14,885

Distributions to participants              (173,811)                   (116,839)

Transfer from other plans                              $9,303,156                   $1,692,140


                                           Bank of       Vanguard        Bank of
                                           America     International     America
                                           Equity         Growth         Global
                  1995                      Fund           Fund           Fund
Employee contributions                  $ 1,001,382                    $  781,162

Employer contributions                      439,847                       340,355

Interest and dividends                       83,137                        57,535

Net appreciation (depreciation) in
  fair value of investments                  31,615                       (22,159)

Distributions to participants              (149,261)                     (108,489)

Transfer from other plans                              $ 2,237,477

5.  INVESTMENTS

    The Plan's investments, including those representing 5% or more of the Plan's net assets, are as follows:

                                                               1996                             1995
                                                   ----------------------------       --------------------------
                                                    Number of          Fair            Number of        Fair
                                                   Shares/Units       Value           Shares/Units      Value
    Cox Communications Class A
     Common Stock Fund                                316,736    $   3,721,642
    Times Mirror Stock Series A Fund                  326,064        4,786,613
    Times Mirror Stock Series B Fund                   30,422          327,337
    Times Mirror Stock Series C Fund                   15,904          233,786
    Vanguard Wellington Fund                          690,514       18,056,943            99,464    $  2,430,809
    Vanguard Windsor Fund                           1,604,681       26,621,655
    Vanguard W.L. Morgan Growth Fund                  824,663       12,889,480
    Vanguard Money Market  Trust - Federal
     Portfolio                                     11,484,135       11,484,135        11,891,133      11,891,133
    Vanguard Short-Term Corporate Bond                744,442        8,002,749
    Vanguard Intermediate-Term Corporate Bond          42,958          418,840
    Vanguard International Growth Portfolio           281,058        4,626,207           218,998       3,289,355
    Vanguard Index Trust - Total Stock
     Market Portfolio                                 499,011        8,867,418
    Loans to participants                                            5,778,708
                                                                 -------------                      ------------

                                                                 $ 105,815,513                      $ 17,611,297
                                                                 =============                      ============


6.  PLAN TERMINATION

    If the Plan should be terminated, the trustee would be instructed to continue and maintain separate Plan accounts for each participant to accumulate earnings and profits until distribution of benefits under the provisions of the Plan are allowable.

7.  TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated February 19, 1997 that the Plan, as then designed, was in compliance with the applicable requirement of the Internal Revenue Code ("IRC").

8.  RELATED PARTY TRANSACTIONS

    Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company ("Vanguard"). Vanguard is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for administrative services totaled approximately $170,000 for the year ended December 31, 1996.

    Additionally, the Cox Communication Class A Common Stock Fund holds 160,152 shares of the Company's Class A common stock with a market value of $3,703,515.

                             SUPPLEMENTAL SCHEDULES
                             ----------------------

                       (See Independent Auditors' Report)

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
--------------------------------------------------------------------------------


    Identity                                                                             Current
    of Issue            Description of Investment                      Cost               Value
*Vanguard        Cox Communications Class A
                   Common Stock Fund                               $  2,651,558       $   3,721,642

*Vanguard        Times Mirror Stock Series A Fund                     2,224,008           4,786,613

*Vanguard        Times Mirror Stock Series B Fund                       272,876             327,337

*Vanguard        Times Mirror Stock Series C Fund                       120,451             233,786

*Vanguard        Wellington Fund                                     17,328,344          18,056,943

*Vanguard        Windsor Fund                                        24,687,267          26,621,655

*Vanguard        W.L. Morgan Growth Fund                             12,316,558          12,889,480

*Vanguard        Money Market Trust-Federal Portfolio                11,484,135          11,484,135

*Vanguard        Short-Term Corporate Bond                            8,102,097           8,002,749

*Vanguard        Intermediate-Term Corporate Bond                       417,155             418,840

*Vanguard        International Growth Portfolio                       4,343,356           4,626,207

*Vanguard        Index Trust - Total Stock Market Portfolio           7,695,187           8,867,418

*Loans to        Various (interest ranging from 6% to 11.5%,
 Participants     maturities ranging from 1 to 180 months)            5,778,708           5,778,708
                                                                   ------------       -------------

                                                                   $ 97,421,700       $ 105,815,513
                                                                   ============       =============

* Party-in-interest to the Plan.

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
(TRANSACTIONS IN EXCESS OF 5% OF THE FAIR VALUE OF
THE PLAN ASSETS AS OF JANUARY 1, 1996)
YEAR ENDED DECEMBER 31, 1996

--------------------------------------------------------------------------------------------------------------------------

      (a)                      (b)                          (c)          (d)         (e)               (f)            (g)
                       DESCRIPTION OF ASSET                                                       CURRENT VALUE
IDENTITY OF             (INCLUDE INTEREST)                                                         OF ASSET ON
   PARTY               RATE AND MATURITY IN              PURCHASE      SELLING      COST OF        TRANSACTION     NET GAIN
 INVOLVED                 CASE OF LOAN)                    PRICE        PRICE        ASSET             DATE         (LOSS)

SERIES OF TRANSACTIONS WITH SAME ISSUER:

Vanguard               Cox Communications Class A
                         Common Stock Fund               $ 1,928,265                $ 1,928,265   $ 1,928,265
Vanguard               Cox Communications Class A
                         Common Stock Fund                              $  734,954      629,262       734,954      $105,692
Vanguard               Times Mirror Stock Series A Fund        40,156                    40,156        40,156
Vanguard               Times Mirror Stock Series A Fund                  1,236,624      671,191     1,263,624       592,433
Vanguard               Wellington Fund                     17,149,145                17,149,145    17,149,145
Vanguard               Wellington Fund                                   2,333,135    2,250,836     2,333,135        82,299
Vanguard               Windsor Fund                        27,600,840                27,600,840    27,600,840
Vanguard               Windson Fund                                      3,082,748    2,913,702     3,082,748       169,046
Vanguard               W.L. Morgan Growth Fund             13,614,785                13,614,785    13,614,785
Vanguard               W.L. Morgan Growth Fund                           1,372,499    1,298,236     1,372,499        74,263
Vanguard               Money Market Trust-Federal
                         Portfolio                         10,422,455                10,422,455    10,422,455
Vanguard               Money Market Trust-Federal
                         Portfolio                                       4,230,310    4,230,310     4,230,310           -
Vanguard               Short-Term Corporate Bond            9,513,630                 9,513,650     9,513,650
Vanguard               Short-Term Corporate Bond                         1,386,636    1,411,486     1,386,636       (24,850)
Vanguard               International Growth Portfolio       2,619,612                 2,619,612     2,619,612
Vanguard               International Growth Portfolio                    1,671,349    1,565,636     1,671,349       105,713
Vanguard               Index Trust - Total Stock Market    10,274,501                10,274,501    10,274,501
Vanguard               Index Trust - Total Stock Market                  2,772,312    2,579,429     2,772,312       192,883
SINGLE TRANSACTIONS WITH THE SAME ISSUER:
Vanguard               Wellington Fund                     11,207,785                11,207,785    11,207,785
Vanguard               Wellington Fund                      1,019,338                 1,019,338     1,019,338
Vanguard               Windsor Fund                        18,083,430                18,083,430    18,083,430
Vanguard               Windsor Fund                         2,261,706                 2,261,706     2,261,706
Vanguard               W.L. Morgan Growth Fund              7,916,636                 7,916,636     7,916,636
Vanguard               W.L. Morgan Growth Fund                992,339                   992,339       992,339
Vanguard               Money Market Trust-Federal
                         Portfolio                          3,258,623                 3,258,623     3,258,623
Vanguard               Money Market Trust-Federal
                         Portfolio                          1,840,736                 1,840,736     1,840,736
Vanguard               Money Market Trust-Federal
                         Portfolio                          1,405,307                 1,405,307     1,405,307
Vanguard               Short-Term Corporate Bond            7,085,043                 7,085,043     7,085,043
Vanguard               Index Trust - Total Stock Markt      7,350,127                 7,350,127     7,350,127
Vanguard               Index Trust - Total Stock Market     1,137,671                 1,137,671     1,137,671

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this Annual Report to be signed on behalf of the plan by the undersigned hereunto duly authorized.

                           COX COMMUNICATIONS, INC.
                           SAVINGS AND INVESTMENT PLAN




            By: /s/ Shauna J. Sullivan                  Date: June 30, 1997
               ----------------------------------
                    Shauna J. Sullivan
                    COX COMMUNICATIONS, INC.
                    Assistant Corporate Secretary

                                       14